August 22, 2018

Leslie Moonves
Chairman of the Board, President and Chief Executive Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

       Re: CBS Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 20, 2018
           Form 10-Q for the Period Ended June 30, 2018
           Filed August 2, 2018
           File No. 001-09553

Dear Mr. Moonves:

        We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Risk Factors
NAI, Through Its Voting Control of the Company, Is in a Position to Control Actions that
Require Stockholder Approval, page 25

1. You disclose that National Amusements, Inc. ("NAI") is in a position to control the outcome of corporate actions that require stockholder approval. In light of recent developments, consider expanding your disclosure to address the scope of NAI's control over corporate actions normally reserved for board action, including the specific types of actions that it can take to direct or control the outcome of certain matters. For example,
 Leslie Moonves
FirstName LastNameLeslie Moonves
CBS Corporation
Comapany NameCBS Corporation
August 22, 2018
Page 2
August 22, 2018 Page 2
FirstName LastName
         discuss whether a controlling stockholder such as NAI has the ability to unilaterally amend your bylaws under the provisions of your Certificate of Incorporation and address the ability of a controlling stockholder to replace directors in order to compel certain results.

         Additionally, we note your disclosure in your definitive proxy statement that CBS
         Corporation has a majority of independent directors on its board and maintains independent committees. We further note your disclosure that by maintaining the composition of independent directors on the board, the Company exceeds the requirements for controlled companies pursuant to the NYSE listing standards. However, in your Form 10-Q for the quarter ended June 30, 2018, you disclose recent allegations that NAI has breached its fiduciary duties to CBS stockholders by "abusing their control to threaten the independent corporate governance of the company." In light of these developments, please:

             Expand your disclosure to explain the basis for the Company's determination that the board operates independently;
             Address whether any actions have been taken that would cast doubt on or undermine the board's ability to operate independently;
             Disclose the risk that any mechanism designed to maintain the board's independence, such as the provision in the bylaws allowing for the board to issue a dividend that would have the effect of diluting a controlling stockholder's voting stake, could be deemed invalid or challenged in a derivative action, or could be preempted by the controlling stockholders' ability to take certain actions.
NAI, Certain Directors and Members of Management May Face Actual or Potential Conflicts of
Interest, page 27

2. We understand that your certificate of incorporation contains certain provisions related to corporate opportunities. Please add a new risk factor disclosing that no officer or director of your Company shall be liable to the Company for breach of any fiduciary duty concerning activities or corporate opportunities relating to Viacom. Describe how the potential conflict of interest could have a material adverse effect on your business, financial condition, results of operations, or prospects. Finally, consider disclosing the provision in your description of the material terms of the Company's capital stock.
Free Cash Flow, page II-33

3. We note that your definition of free cash flow excludes discretionary contributions to pre-
         fund your pension plans. Since free cash flow is typically calculated as cash flow from operations adjusted by capital expenditures, and your definition of free cash flow differs from the typical definition per Question 102.07 of the April 2018 C&DI on non-GAAP
         measures, please revise the title of this measure in future filings. Leslie Moonves
FirstName LastNameLeslie Moonves
CBS Corporation
Comapany NameCBS Corporation
August 22, 2018
August 22, 2018 Page 3
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General

4. Publicly available information indicates that you have a licensing agreement with beIN for
         CBS and The CW programming for the MENA region. The beIN.net website indicates that beIN channel packages include the CBS Reality channel and provides contact information for beIN dealers in Sudan and Syria. Additionally, you state on page I-4 of the 10-K that you own a 30% interest in a joint venture that owns and operates cable and satellite channels, which broadcast CBS programming, in the Middle East and Africa, regions that include Sudan and Syria.

         Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements.
         Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.
Form 10-Q for the Period Ended June 30, 2018

1. Basis of Presentation and Summary of Significant Accounting Policies Advertising Revenues, page 7

5. We note certain advertising contracts have guarantees of audience member views. Please clarify if these guarantees are treated as variable consideration in determining your transaction price. Refer to ASC 606-10-32-5 and 606-10-50-20. Affiliate and Subscription Fees, page 8

6. Please identify the specific products and/or services transferred to your customers within your affiliate agreements. Tell us which products and/or services you have combined with others for the purposes of determining your performance obligations and which you have treated as a separate performance obligation. Tell us if you believe these arrangements contain a functional license of intellectual property and if this is the predominant item to which royalties relate. Please also describe the judgments used in determining both the timing of satisfaction and amounts allocated to each performance obligation. To the extent applicable, tell us how you considered any minimum guarantees. Refer to
         ASC 606-10-50-12 and 606-10-50-17.
 Leslie Moonves
CBS Corporation
August 22, 2018
Page 4
7. Please tell us your basis for recognizing revenue on a relative fair value basis for affiliate arrangements with fixed fees.
8. Please tell us if you consider your retransmission arrangements to be functional licenses of intellectual property and if you are applying the guidance for sales-based or usage-based royalties. Please refer to ASC 606-10-50-12.
Program Licensing and Distribution, page 8

9. We note your disclosure on page 43 that you have contracts for library programming.
         Please clarify if existing content and new content represent separate performance obligations. In addition, please explain the judgments used in determining both amounts allocated to and the timing of satisfaction of the related performance obligations. Refer to
         ASC 606-10-50-12 and ASC 606-10-50-17.
Related Parties, page 63

10. Recent newspaper accounts have suggested that an undisclosed provision in the NAI
         Trust restricts the Trust from voting its controlling interest in CBS in favor of any business combination agreement that would leave NAI with less than 30% of the voting control of the resulting company. If management or the board is aware of such a provision, you should disclose its existence in future filings, and address the effect of such a provision on management's ability to negotiate merger transactions. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua
Shainess, Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at (202) 551-
3815 with any other questions.



FirstName LastNameLeslie Moonves                                 Sincerely,
Comapany NameCBS Corporation
                                                                 Division of
Corporation Finance
August 22, 2018 Page 4                                           Office of
Telecommunications
FirstName LastName